 EXHIBIT A

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User-Friendly Phone Book Files Definitive Proxy and Open Letter,
Urging Fellow Shareholders of Rand Capital to Vote Against Transaction with East Asset Management

Proposed Transaction Represents Approximately 41% Discount to
Company’s Own Stated Net Asset Value

Rand Shareholders Would Receive 69% Greater Return by Liquidating Company’s Assets

Transaction Would Transfer Over $7.8 Million in Wealth from Current Rand Shareholders to Owners of East Asset Management

Proposed Special Dividend Would Further Dilute Current Shareholders and
Potentially Result in Out-of-Pocket Tax Expenses

THE WOODLANDS, TEXAS – May 6, 2019 – User-Friendly Phone Book, LLC (“User-Friendly”), the largest shareholder of Rand Capital Corporation (“Rand” or the “Company”) (NASDAQ:RAND) owning 1,455,993 shares or 23.0% of the Company, today announced that it had filed its definitive proxy and an open letter to fellow shareholders urging then to vote AGAINST the proposed transaction with East Asset Management, LLC (“East”) using the WHITE proxy card at the special meeting of shareholders scheduled to take place on May 16, 2019 (the “Special Meeting”).

As presented in the letter, the transaction proposed by Rand management would sell a majority of the Company at a grossly inadequate price relative to the Company’s net asset value (“NAV”), transferring control and over $7.8 million in wealth from Rand shareholders to the owners of East immediately upon closing of the transaction. Further, if the Board proceeds with the Transaction and declares the proposed special dividend, it will cost current shareholders even more, both in terms of dilution and potential out-of-pocket tax expenses.

Bruce Howard, Chief Executive Officer of User-Friendly Phone Book, said, “Rand Capital’s proposed take-over by East Asset Management is a brazen attempt to take millions of dollars of value and control away from Rand’s current shareholders. It’s absurd to sell a majority of the Company at a 41% discount to its net asset value. In the end, this transaction only benefits the owners of East Asset Management and the Company’s management team. For these reasons, I believe Rand shareholders must vote against the transaction by using the WHITE proxy card and withholding their vote at the upcoming Special Meeting.”

User-Friendly strongly believes Rand shareholders should not be asked to give up control of their Company at a significant, 41% discount to its NAV. It urges fellow shareholders to vote AGAINST all proposals on the WHITE proxy card and to discard any card they have received from the Company.

The full text of the letter to Rand shareholders is included below:

May 6, 2019

Dear Fellow Rand Capital Corporation Shareholder:

YOUR INVESTMENT IN RAND CAPITAL IS AT RISK!

Please find enclosed our proxy materials and WHITE proxy card related to Rand Capital Corporation’s (“Rand” or the “Company”) special meeting of shareholders scheduled to take place on May 16, 2019 (the “Special Meeting”). We own 1,455,993 of Rand’s shares, or over 23%, and are Rand’s largest shareholder. We are leading an initiative to stop Rand from giving away control the Company in the proposed transaction with East Asset Management, LLC (“East”) for far too little money.

If the Board proceeds with the East transaction and declares the proposed dividend (the “Special Dividend”), it will COST YOU MONEY and ownership, as we describe below.  The cash limitation on the Special Dividend could require you to pay your resulting tax with YOUR OWN money.  The Special Dividend also will further dilute your ownership in Rand.

RAND IS ASKING YOU TO GIVE UP CONTROL OF YOUR COMPANY
FOR NO PREMIUM

We are extremely disappointed that Rand’s board of directors (the “Board”) has chosen to move forward with such a transaction and we urge you to VOTE AGAINST all of the proposals to be voted upon at the Special Meeting because we believe the transaction is bad for shareholders for the following reasons:

INADEQUATE PRICE: East’s $3.00 per share acquisition price represents an approximately 41% discount to the Company’s stated net asset value (NAV) of $5.06 per share as of March 31, 2019. This is in spite of the fact that East will gain a controlling interest, for which acquirers typically must pay a premium.

GREATER RETURN UPON LIQUIDATION: put another way, Rand shareholders would receive an approximately 69% greater return, relative to East’s $3.00 per share acquisition price, if Rand simply sold off its assets for their NAV of $5.06 per share, as recent transactions by the Company prove can be done.

SUBSTANTIAL DILUTION: current shareholders’ investment in Rand will be diluted by approximately 24% as a result of the East transaction, reducing the NAV per share by $1.24 to $3.82 per share. At the same time, East will see the NAV of their investment increase 82 cents per share, or 27%. This significant transfer of wealth from current shareholders to East has been approved by Rand management.

POTENTIAL TAX CONSEQUENCES: there is no assurance that Rand will declare the Special Dividend (or any cash dividends going forward), and if it does declare the Special Dividend, the Special Dividend may not include sufficient cash to provide shareholders with the ability to fully satisfy the resulting tax obligation.

CONFLICTS OF INTEREST: the Adviser’s fee structure under the proposed Investment Management Agreement misaligns the interests of the Adviser and the Company’s shareholders.

QUESTIONABLE VALUATIONS: there is no credible support that the value of the assets to be contributed by East (the “Contributed Assets”), which comprise 52.4% of the aggregate consideration to be received by Rand, have been accurately measured.

Please remember, you are not getting paid anything for your shares if the transaction is approved, but you will be selling control of the Company.

INADEQUATE PRICE

The acquisition price of $3.00 per share represents an approximately 41% discount to Rand’s NAV of $5.06 per share as of March 31, 2019. In a transaction where East will be acquiring a controlling interest, we believe Rand should be commanding a premium for its shares, not giving them away for a 41% discount!

In the Definitive Proxy Statement filed by Rand on April 18, 2019 (the “Proxy Statement”), Rand management has taken great pains to argue that it is receiving income-producing assets at an acceptable price, but ignores the question on which we are actually voting: control of Rand AND fair compensation to its shareholders.

If the proposed transaction is approved, East will own approximately 57% of Rand, with its stake possibly to increase with any dividend that is declared in the future. As of March 31, 2019, Rand’s NAV per share increased to $5.06 per share. The $3.00 per share purchase price that East will be paying for its controlling stake in your company is now an approximately 41% discount to Rand’s most recently reported NAV per share!

User-Friendly believes that East is providing extremely inadequate financial consideration to you and all shareholders in return for depriving us of the benefit of this increase in Rand’s NAV and stripping away control for inadequate compensation.

GREATER RETURN UPON LIQUIDATION

Simply liquidating Rand’s portfolio would net shareholders an approximately 69% larger return than the proposed transaction with East.

As of March 31, 2019, the fair value of Rand’s total assets was $32.5 million with net assets of $32.0 million. By simply undertaking an orderly and methodical liquidation of Rand’s asset portfolio, Rand shareholders would receive approximately $5.06 per share, which represents $2.06 or 69% more than the $3.00 per share offered by the proposed transaction with East.

Management contends that a liquidation would require selling the portfolio at an approximate 41% discount to its fair value. However, this premise is not supported by Rand’s own results reported in its Quarterly Report on Form 10-Q filed on May 2, 2019. For example, Rand reports that it received a 6% premium relative to carrying value from the realization of its investment in eHealth Global Technologies, Inc!

Even if proceeds from an orderly liquidation of assets only yielded 75% of their fair value, equating to $3.80 per share, current shareholders would still receive 80 cents per share or 27% more than the East acquisition price.

We believe empirical evidence supports our view that Rand could liquidate its portfolio for a premium to fair value, and not at a 41% discount, as is being proposed in the transaction with East. We believe the competent execution of an orderly liquidation would yield well in excess of $3.00 per share to Rand shareholders.

While the Proxy Statement and management’s other public statements claim that the Company’s asset portfolio has a “liquidation value” of less than $3.00 per share, this statement is based on Rand’s assets “being sold immediately or over a relatively short period of time.”[1] This fire sale approach is yet another example of management’s poor judgment in our view.

SUBSTANTIAL DILUTION

We do not believe that the proposed transaction adequately compensates Rand or its shareholders for the significant dilution that will occur as a result of the proposed transaction with East.

If the proposed transaction is approved, East will own approximately 57% of the Company’s outstanding shares of common stock. Given that the 8,333,333.33 shares of common stock will be issued at a price below the Company’s per share NAV, shareholders will suffer substantial dilution immediately upon consummation of the proposed transaction, and will receive inadequate compensation for such dilution in our view.

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[1] Page 3 of Appendix F of Proxy Statement.

Immediately upon the consummation of the proposed transaction, Rand’s NAV per share will drop to $3.82 per share, a $1.24 per share decline! Because shareholders are not being cashed out of their investments, shareholders will now hold a diluted investment that has been significantly impaired.

To make matters worse, Rand has stated that management, the Board and East intend to receive their portion of the Special Dividend in additional shares of common stock. Rand attempts to characterize this noncommittal intention as a charitable gesture on management’s and East’s part, stating that it is a “strong indication of our confidence in the future of Rand and has the effect of increasing the amount of cash available to all other shareholders.”[2] However, we see it as an additional means by which East will dilute current shareholders and increase its ownership at shareholders’ expense.

Further, because the Company has structured the Special Dividend to occur after the consummation of the proposed transaction, East will be entitled to 57% of the Special Dividend, as well as its proportional share of any future dividends. Therefore, if East elects to receive payment of the Special Dividend in additional stock, East’s ownership will increase further and if they take it in cash, it will reduce East’s actual cash contribution in the transaction to a meager $9 million!

POTENTIAL TAX CONSEQUENCES

The distribution of the Special Dividend, if declared, will be taxable to shareholders and you may have to pay more tax out of your pocket than the cash you receive in the dividend.

In connection with Rand’s plan to elect to be taxed as a Regulated Investment Company (“RIC”), Rand currently intends to declare a Special Dividend equal to approximately $22.0 million. While there is significant uncertainty as to whether the Special Dividend will be declared, if it is declared, the Special Dividend is taxable to Rand shareholders as a dividend, whether you elect to receive your portion in cash or stock. The 20% cap on cash that Rand agreed to makes this even worse for you.

As an illustrative example, a Rand shareholder who receives $100 worth of the Special Dividend, whether in cash or stock, could be obligated to pay approximately $33 in federal and state taxes on the Special Dividend.[3][4] However, the cap limits the amount of cash you could receive in the Special Dividend to only $20, leaving you $13 short, meaning that you would have to go into your own pocket to pay the tax!

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[2] See Additional Definitive Proxy Soliciting Materials filed by Rand on April 18, 2019.

[3] Based on assumed tax rates of 23.8% Federal Tax and 8.82% New York State tax.

[4] This assumes an individual New York State resident in the highest applicable tax bracket, whose shares were held for more than one year and as a capital asset, and the Special Dividend was qualified dividend income.

QUESTIONABLE VALUATIONS

The assets being contributed by East (the “Contributed Assets”) comprise 52.4% of the aggregate consideration to be received in the proposed transaction. Rand provides no assurances that the value of these assets have been accurately assessed, while East has strong incentives to over-value the Contributed Assets.

The substantial majority of the Contributed Assets are debt instruments (e.g. promissory notes, term loans, term notes, etc.) with interest rates ranging from 12% to 12.5%, which we believe are indicative of high levels of risk. There is no information in the Proxy Statement to suggest Rand management attempted to maximize the value of the assets to be received, or to negotiate more favorable values attributable to the Contributed Assets. This lack of negotiation is reflected in the fact that each high-risk debt instrument is valued at face value, meaning Rand obtained no risk discount.

We believe the absence of a detailed explanation as to the process by which the Contributed Assets were valued and the lack of an independent appraisal in light of East’s incentive to over-value the Contributed Assets is an abrogation of management’s responsibilities to Rand shareholders.

CONFLICTS OF INTEREST

The Investment Management Agreement raises conflict of interests concerns and the Adviser has no experience advising Business Development Companies.

We believe that the proposed Investment Management Agreement to be entered into by the Company with the Adviser presents real conflicts of interest that misalign the Adviser’s and the Company’s interests. The Proxy Statement itself warns Rand shareholders of these conflicts:

“After the Closing, the Incentive Fee payable to the Adviser may create an incentive for the Adviser to make investments on [Rand’s] behalf that are risky or more speculative than would be the case in the absence of such a compensation arrangement.”

“Unlike the Base Management Fee, the Income Based Fee is payable only if the hurdle rate is achieved. Because the portfolio earns investment income on gross assets while the hurdle rate is based on net assets, and because the use of leverage increases gross assets without any corresponding increase in net asset, the Adviser may be incentivized to incur leverage to grow the portfolio, which will tend to enhance returns where [Rand’s] portfolio has positive returns and increase the chances that such hurdle rate is achieved.” [5]  [emphasis ours]

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[5] Page 27 of Proxy Statement.

In addition, the Income Based Fee and the Capital Gains Fee payable to East will further dilute current shareholders’ ability to participate in any upside return Rand may earn, as East would be entitled to 20% of any pre-incentive fee net investment income and 20% of any net realized capital gains. The benefits of any appreciating portfolio assets will accrue to the Adviser, a separate entity that could sell itself, siphoning away any accrued value from Rand shareholders.

Supposedly, the externalization of Rand’s management to the Adviser is beneficial to Rand and its shareholders due to the wealth of “expertise” the Adviser possesses. However, the Adviser has no experience acting as an investment advisor to a Business Development Company.[6]

If Rand’s current management is incapable of leveraging its own expertise for Rand’s benefit, the decision to include two of the existing Rand executives on the Investment Committee (40% of the total five-person Investment Committee) is a confounding one. We do not believe instituting a completely new investment advisory process, which alters the investment philosophy of the Company, simultaneously inserting an inexperienced Adviser to oversee it all, while removing most of the liability of the Adviser, is a prudent course of action for Rand.

****

As outlined above, our opinion is clear that the proposed transaction gives away control of the Company without getting paid adequately, shareholders are not being compensated adequately and the East transaction is not in the best interests of shareholders and should not be approved at the Special Meeting. We are disappointed that Rand’s management and Board have chosen to move forward with such an inadequate transaction. It appears to us that the Board abrogated its duty to Rand’s shareholders by agreeing to a deal that is favorable to East at the expense of the current shareholders.

DON’T GIVE UP CONTROL OF RAND FOR NO CONSIDERATION
PLEASE VOTE “AGAINST” ALL PROPOSALS ON THE ENCLOSED WHITE PROXY CARD TODAY.
DISCARD ANY CARD YOU RECEIVE FROM RAND.

EVEN IF YOU HAVE ALREADY VOTED ON THE PROXY CARD SENT TO YOU BY RAND, YOU CAN STILL CHANGE YOUR VOTE USING THE ENCLOSED WHITE PROXY CARD. ONLY YOUR LATEST DATED PROXY CARD WILL COUNT.

WE NEED YOU TO VOTE “AGAINST” EACH PROPOSAL TO BE VOTED UPON AT THE SPECIAL MEETING TO PROTECT YOUR INVESTMENT.

In order to cast your vote “AGAINST” all proposals, you can simply complete the enclosed WHITE card and return it as instructed.

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[6] Page 25 of Proxy Statement.

We appreciate your support, and if you need assistance or have any questions, please call our proxy solicitor, MacKenzie Partners, Inc., toll-free at (800) 322-2885 or (212) 929-5500 or by email to proxy@mackenziepartners.com.

Sincerely,

/s/

Bruce Howard

Chief Executive Officer

User-Friendly Phone Book, LLC

CERTAIN INFORMATION CONCERNING THE PARTICIPANT

User-Friendly Phone Book, LLC (“User-Friendly”) is the sole participant in this solicitation. User-Friendly has filed a definitive proxy statement with the Securities and Exchange Commission (“SEC”) consisting of a proxy statement and accompanying WHITE proxy card to be used to solicit proxies to vote against the proposed transaction with East Asset Management, LLC at the Special Meeting of Stockholders of Rand Capital Corporation (the “Company”) scheduled to be held on May 16, 2019.

USER-FRIENDLY STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS ARE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, USER-FRIENDLY WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO USER-FRIENDLY’S PROXY SOLICITOR, MACKENZIE PARTNERS, INC., TOLL-FREE AT (800) 322-2885 or (212) 929-5500.

As of the date hereof, User-Friendly owns 1,455,993 shares of common stock of the Company, representing approximately 23.0% of the issued and outstanding shares of the Company.

About User-Friendly Phone Book

Operating since 1999, User Friendly Media boasts a portfolio of print, digital and mobile marketing solutions for small business. The company’s product suite includes 35 print directories, User Friendly Apps, a mobile app builder, User Friendly Mobile ads, a platform for serving locally-targeted mobile ad impressions and GoLocal247.com, one of the fastest growing local business directory websites in the country.

Investor Contact:

Paul Schulman / David Whissel

MacKenzie Partners

212-929-5500

Media Contact:

Dan Gagnier / Jeffrey Mathews

Gagnier Communications

646-569-5897